UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: May 9, 2006                          /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of IMA Exploration Inc. (the "Company") will be held in The Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Wednesday, June 14, 2006 at the hour of 2:30 P.M. (Vancouver time), for the following purposes:

     1.   To receive the report of the directors;

     2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the related Management's Discussion and Analysis and report of the Auditors thereon;

     3.   To determine the number of directors at eight (8);

     4.   To elect directors;

     5. To re-appoint auditors and to authorize the Audit Committee of the Company to fix their remuneration;

     6. To pass an ordinary annual resolution to ratify, confirm and approve the Company's stock option plan; and

     7. To transact such other business as may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice of Meeting is an Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and the Management Proxy Circular accompanying this Notice. Please advise the Company of any change in your mailing address. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia as of May 9, 2006.

                       By Order of the Board of Directors

                                /s/ JOSEPH GROSSO
                                  Joseph Grosso
                      President and Chief Executive Officer

                              IMA EXPLORATION INC.

                      SUITE 709 - 837 WEST HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 3N6

                              INFORMATION CIRCULAR


THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF IMA EXPLORATION INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON WEDNESDAY, JUNE 14, 2006 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND ANY ADJOURNMENT THEREOF (THE "MEETING").

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers and employees of the Company. The Company has also retained Allen Nelson & Co. Incorporated to assist with the meeting, including the solicitation of proxies. In addition, the Company may reimburse brokers or other intermediaries holding Common Shares of the Company in their names or the names of their nominees for their reasonable expenses in forwarding meeting materials to beneficial owners of Common Shares for the purpose of obtaining proxies or voting instructions. All costs of solicitation will be borne by the Company, which anticipates the cost to be less than $25,000.

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

PRESENTATION OF 2005 ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2005, 2004 and 2003 and the report of the auditor therein will be placed before the Meeting. The 2005 Annual Report containing the consolidated audited financial statements, the report of the auditor and management's discussion and analysis were mailed to shareholders who had previously requested to receive them.

ELECTION OF DIRECTORS

The Board of Directors presently consists of eight directors and it is intended to fix the number of directors at eight and to elect at the Meeting eight directors for the ensuing year.

The term of office of each of the present directors will end at the conclusion of the Meeting. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

Management of the Company proposes to nominate each of the persons named below for election at the Meeting.

----------------------------------       ----------------------------------     --------       ---------------------
                                                                                                   NO. OF SHARES
NAME, POSITION AND PLACE OF                                                     DIRECTOR       BENEFICIALLY OWNED OR
      RESIDENCE(1)                            PRINCIPAL OCCUPATION(1)             SINCE            CONTROLLED(1)
----------------------------------       ----------------------------------     --------       ---------------------

GERALD D. CARLSON                        President and director of Copper         1999             47,500 Common
Chairman and Director                    Ridge Exploration Inc., a public
West Vancouver, British Columbia         British Columbia mineral
                                         exploration company from March
                                         1999 to present.
----------------------------------       ----------------------------------     --------       ---------------------


----------------------------------       ----------------------------------     --------       ---------------------
                                                                                                   NO. OF SHARES
NAME, POSITION AND PLACE OF                                                     DIRECTOR       BENEFICIALLY OWNED OR
      RESIDENCE(1)                            PRINCIPAL OCCUPATION(1)             SINCE            CONTROLLED(1)
----------------------------------       ----------------------------------     --------       ---------------------

JOSEPH GROSSO                            Director and officer of the              1990            974,667 Common
President, Chief Executive Officer       Company since February 1990;
and Director                             President of Oxbow International
Burnaby, British Columbia                Marketing Corp., a private BC
                                         company.

----------------------------------       ----------------------------------     --------       ---------------------

ART LANG                                 Chief Financial Officer of the           2004                       Nil
Chief Financial Officer,                 Company since April 2, 2004;
Vice-President, Secretary                Consultant providing financial
and Director                             management services to various
Vancouver, British Columbia              clients from 1999 to March 2004.

----------------------------------       ----------------------------------     --------       ---------------------

ROBERT STUART (TOOKIE) ANGUS(3)(4)       Independent business consultant          2003                       Nil
Director                                 to the Mining Industry since
Vancouver, British Columbia              January 1, 2006; Managing
                                         Director, Mergers & Acquisitions,
                                         Endeavour Financial Ltd.,
                                         November 2003 to December 31,
                                         2005; Partner in law firm, Fasken
                                         Martineau DuMoulin LLP from
                                         February 2001 to October 2003;

----------------------------------       ----------------------------------     --------       ---------------------

CHET IDZISZEK(3)                         President, CEO and director of           2003             85,900 Common
Director                                 Madison Enterprises Corp. from
Powell River, British Columbia           1993 to present;  President, CEO
                                         and director of Adrian Resources
                                         Ltd. from June 1990 to present.

----------------------------------       ----------------------------------     --------       ---------------------

DAVID TERRY                              Vice President, Exploration for          2004              2,000 Common
Director                                 the Company and for Amera
Maple Ridge, British Columbia            Resources Corporation from March
                                         2004 to present;  Regional
                                         geologist with the BC Ministry of
                                         Energy and Mines in Cranbrook, BC
                                         from May 2001 to March 2004;
                                         Project Geologist with Boldien
                                         Limited prior to May 2001.

----------------------------------       ----------------------------------     --------       ---------------------

DAVID HORTON(3)(4)                       Senior Vice-President of Canaccord       2004             10,200 Common
Director                                 Capital Corporation from 1996 to
Vancouver, British Columbia              present.

----------------------------------       ----------------------------------     --------       ---------------------

LEONARD HARRIS                           Retired Mining Consultant and            2005              2,000 Common
Director                                 Chairman, Resource Development
Colorado, U.S.A.                         Inc. and Chairman Emeritus,
                                         Mining, Energy and Petroleum Task
                                         Force, Chamber of the Americas.
                                         Serves as a director on the board
                                         of several mining companies.

----------------------------------       ----------------------------------     --------       ---------------------

NOTES:

(1)  This information has been furnished by the respective nominee.
(2) Includes shares beneficially owned or over which the nominee exercises control or direction.
(3)  Denotes member of the Company's Audit Committee.
(4)  Denotes member of the Company's Compensation Committee.

All of the nominees listed above are ordinarily resident in Canada other than Mr. Harris who resides in the United States.

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such a proxy for the election of the nominees named above.

The Company is not aware if any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting and if one of the person named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary authority granted under such proxy will be used to vote for any substitute nominee or nominees who management of the Company, in its discretion, may chose to nominate.

APPOINTMENT AND REMUNERATION OF AUDITORS

At the Meeting, management of the Company intend to propose that PricewaterhouseCoopers, LLP, 7th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3S7, be re-appointed as auditors of the Company and to authorize the Audit Committee of the Company to fix their remuneration.

PricewaterhouseCoopers LLP has been the auditors of the Company since 1997. To be effective, the resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

Unless otherwise instructed, the persons named in the enclosed form or proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the conclusion of the next annual general meeting of the Company, at a remuneration to be fixed by the Audit Committee of the Company.

The mandate of the Company's Audit Committee provides that the Committee must review and pre-approve the scope and engagement of PricewaterhouseCoopers LLP for all non-audit services. For the periods ending December 31, 2005 and December 31, 2004, the Company has paid PricewaterhouseCoopers the following fees:

                                  YEAR ENDED                      YEAR ENDED
                              DECEMBER 31, 2005               DECEMBER 31, 2004

Audit Fees                        $ 45,000                         $ 39,000
Audit Related Fees(1)             $ 10,700                         $ 16,253
Tax Fees(2)                       $  7,500                         $  7,500
NOTES:


(1) Audit related fees include fees for review of quarterly statements, managements discussion and analysis or any review provided in connection with any public financing carried out by the Company.

(2) Includes advice for tax filing, transaction analysis and advice, and tax aspects of employee compensation matters.

RATIFICATION OF 2003 STOCK OPTION PLAN

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, shareholders approved the adoption of the Company's Stock Option Plan (the "Stock Option Plan"). Complete details regarding the Stock Option Plan are set out in the Information Circular disseminated in connection with that meeting.

Under the Stock Option Plan, a total of ten percent (10%) of the issued and outstanding shares of the Company are available for issuance upon the exercise of options granted under the Stock Option Plan.

Under the rules of the TSX Venture Exchange, all listed companies who have adopted a rolling stock option plan must obtain shareholder approval of such a plan on an annual basis. Accordingly, at the Meeting, the Shareholders will be asked to consider and, if thought fit, to ratify the Company's Stock Option Plan substantially in the form of the resolution set out below.

A copy of the Stock Option Plan will be available for inspection at the Meeting. Shareholders may obtain a copy of the Stock Option Plan upon written request to the Secretary of the Company at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. the Stock Option Plan, in the form approved by the Shareholders of IMA Exploration Inc. ("IMA") at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;
     2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan and up to the number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of any option; and
     3. the Compensation Committee is authorized to make such amendments to the Stock Option Plan from time to time as the Compensation Committee may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities.

The approval of the Stock Option Plan requires an affirmative vote of a majority of the votes cast at the Meeting either in person or by proxy. Management of the Company recommends that shareholders vote in favour of the foregoing resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting.

OTHER BUSINESS

Management is not aware of any other matters that may come before the Meeting other than those set out in the accompanying Notice of Meeting. If any other matter properly comes before the Meeting, a proxy in the form attached confers discretionary authority on the proxyholder so named to vote the shares represented thereby in accordance with their judgment on such matter.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2005, the Canadian securities regulatory authorities adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" requiring issuers to annually disclose their systems of corporate governance. The Canadian securities regulatory authorities also released National Policy 58-201 "Corporate Governance Guidelines" containing suggested guidelines on corporate governance practices. The instrument and policy replaced the requirement of the Toronto Stock Exchange that listed issuers annually disclose their approach to corporate governance with reference to certain specified corporate governance guidelines.

In accordance with the foregoing disclosure requirements, the Board of Directors of the Company has adopted the following Statement Of Corporate Governance
Practices:

THE BOARD OF DIRECTORS

The Board of Directors has  responsibility  for the  stewardship of the Company,
specifically   to  oversee  the  operation  of  the  Company  and  to  supervise management.

The actions of the Board are governed by the requirements under the BUSINESS CORPORATIONS ACT (British Columbia) to act honestly, in good faith and in the best interests of the shareholders of the Company and to exercise care, diligence and skill in doing so.

The Board will endeavour to ensure that its composition complies with the Company's Articles of Incorporation, applicable securities rules and regulations of Canada and the U.S. Securities and Exchange Commission and the policies of the TSX Venture Exchange and the American Stock Exchange.

BOARD MANDATE

Every  director  takes part in the  process  of  establishing  policies  for the
Company and its subsidiaries. The Board of Directors has assumed the responsibility for developing the Company's approach to governance and responding to current governance guidelines. To that end, the Board has adopted the following mandate and objectives:

    (a)  THE STRATEGIC PLANNING PROCESS

         The Board participates in the Company's strategic planning by considering and, if deemed appropriate, adopting plans as proposed and developed by management, with management having the primary responsibility for initially developing a strategic plan.

    (b)  PRINCIPAL RISKS

         The Board considers the risks inherent in the mining industry and receives periodic assessments from management and others as to these risks and the Company's strategies to manage these risks.

    (c)  POLICIES

         The Board reviews and approves key policy statements, codes of conduct or practices developed by management to promote ethical business conduct, regulatory compliance and public disclosure practices, among others, and monitors or oversees compliance with those policies, codes or practices.

    (d)  COMMITTEES

         The Board is responsible for appointing and reviewing the mandate and composition of any Committee of the Board and considering and approving any changes to the composition, charter or mandate of any Committee of the Board.

    (e)  INDEPENDENCE

         The Board is responsible for  establishing  appropriate  structures and
         procedures  so  that  the  Board  and  its   Committees   can  function
         independently of management.

    (f)  COMPENSATION PRACTICES

         The Board will review, with the Compensation Committee, the Company's compensation practices.

    (g)  MATERIAL AGREEMENTS AND DOCUMENTS

         The Board will approve or ratify significant projects, investments, dispositions, acquisitions or other material agreements proposed to be entered into by the Company and review and approve all documents required by law to be reviewed and approved by the Board, including annual audited financial statements, management's discussion and analysis of financial results, the Corporation's Annual Information Form, information circulars to be disseminated in connection with any meeting of shareholders and any prospectus, registration statement or other similar documents.

    (h)  SUCCESSION PLANNING

         The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the officers of the Company.

    (i)  COMMUNICATIONS POLICY

         The Board assesses the effectiveness of the Company's communications with shareholders and has established a Disclosure and Insider Trading Policy to ensure that material matters are disseminated in a timely manner.

    (j)  INTEGRITY OF INTERNAL CONTROLS

         The Board, through the Audit Committee and in conjunction with its auditors, will assess the adequacy of the Company's internal control systems and has instituted the controls required by the U.S. SARBANES-OXLEY ACT OF 2002, as applicable. The internal control review process will be undertaken at least on an annual basis during preparation of the year end financial audit. The Audit Committee also reviews and assesses the financial statements on a quarterly basis and annually reviews the adequacy of the Company's Disclosure and Insider Trading Policy.

    (k)  GENERAL

         The Board will generally assume such responsibility and authorities as the Board sees fits, consistent with its duties and responsibilities to the Company and its shareholders.

The Board has approved written mandates for its two standing Committees, namely, the Audit Committee and Compensation Committee. The Board has also adopted a written Code of Business Conduct and Ethics applicable to all employees, officers and directors.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board or Audit Committee for consideration.

BOARD INDEPENDENCE

The Board consists of eight directors, the majority of whom would be considered "independent" in that the person has no direct or indirect material relationship with the Company which, in the view of the Board, would be reasonably expected to interfere with the exercise of the director's independent judgment.

In determining if a person is independent, the Board has compiled, reviewed and discussed the existence, nature and materiality of any direct or indirect relationship between the nominee and the Company. Messrs. Gerald Carlson, Chet Idziszek, Tookie Angus, David Horton and Leonard Harris are independent directors. The other three directors, Messrs. Joseph Grosso, Art Lang and David Terry, because of their management positions, are not independent.

The Board considers that, given the entrepreneurial nature of the Company, and the current stage of the Company's development, the present number and composition of directors is appropriate. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience. The Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

The Chairman of the Board, Mr. Gerald Carlson, is an independent director. His role and responsibilities are to facilitate meeting of the directors so as to allow them to discharge their mandate and duties to the Company and its shareholders.

The Chief Executive Officer and President of the Company, Mr. Joseph Grosso, is a member of management and a director of the Company. In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during most important Board discussions. Notwithstanding the foregoing, where the Board considers it appropriate, it meets without management present at the meeting. The Board has functioned, and is of the view that it can continue to function, independently of management, as required.

INDIVIDUAL DIRECTORS

The following provides further information regarding the background, experience and other directorship and business interest of the directors.

Since 1990, Mr. Grosso has been a director, President and Chief Executive Officer of the Company. He is also President, CEO, Chairman and a Director of Golden Arrow Resources Corporation, and Chairman and Director of Amera Resources Corporation and Gold Point Energy Corp. He is also President, CEO and Director of Oxbow International Marketing Corp.

Mr. Art Lang has been a director and Chief Financial Officer of the Company since 2004. He is also a director, Chief Financial Officer and Vice-President of Golden Arrow Resources Corporation and Chief Financial Officer of Amera Resources Corporation since March 2005. Mr. Lang is a Chartered Accountant and before joining the Company he provided financial management services to various clients through his consulting company, Arthur G. Lang Inc.

Dr. Gerald Carlson is Chairman of the Board of Directors of the Company and President and a director of Copper Ridge Exploration Inc. and Nevada Star Resources Corp. He is also a director of Dentonia Resources, Fairfield Minerals Ltd. and Orphan Bay Resources.

Mr. Chet Idziszek is President, CEO and a director of Lund Gold Ltd. and Chairman, President, CEO and a director of Madison Enterprises Corp. He is also President and a director of Oromin Explorations Ltd., and a director of Surge Global Energy Inc. and Yukon Gold Corporation Inc.

Mr. Tookie Angus is an independent business adviser to the mining industry. He is a director of CMQ Resources Inc., Nevsun Resources Ltd., Plutonic Power Corporation, Blackstone Ventures Inc., Dynasty Gold Corp., Bema Gold Corporation, Crescent Gold Limited, Polaris Minerals Corporation, Tsodilo Resources and United Bolero Development Corp. He has also been a partner in the law firms of Fasken Martineau DuMoulin and Stikeman Elliott.

Mr.  David  Horton  has  been  Senior   Vice-President   for  Canaccord  Capital
Corporation since 1996. He is also a director of Golden Arrow Resources Corporation.

Mr. David Terry has been a director and VP Exploration for the Company since 2004. He is also VP-Exploration for Amera Resources Corporation and a director and VP Exploration for Golden Arrow Resources Corporation. Mr. Terry is also a director and officer of Astral Mining Corporation.

Mr. Leonard Harris, a mining industry consultant, joined the Board in August 2005. He is Chairman of Resource Development Inc. and Chairman Emeritus, Mining, Energy and Petroleum Task Force, Chamber of the Americas. Mr. Harris also serves as a director of Corriente ResourceCorp., Solitario Resources, Cardero Resource Corp., Alamos Minerals Ltd., Canarc Resource Corp., Sulliden Exploration Inc., Endeavour Silver Corp., Alamos Gold Inc. and Morgan Minerals Inc.

BOARD ATTENDANCE

The information below sets out Board meetings held and attendance for the year ended December 31, 2005.

-----------------------------------------------------------------------------
DIRECTOR                                              BOARD MEETINGS ATTENDED
----------------------------                          -----------------------

Gerald D. Carlson                                             5 of 5

Joseph Grosso                                                 5 of 5

Art Lang                                                      5 of 5

Robert Stuart (Tookie) Angus                                  5 of 5

Chet Idziszek                                                 4 of 5

-----------------------------------------------------------------------------
DIRECTOR                                              BOARD MEETINGS ATTENDED
----------------------------                          -----------------------

David Terry                                                   5 of 5

David Horton                                                  5 of 5

Leonard Harris                                                1 of 2(1)
-----------------------------------------------------------------------------
NOTE:
(1)  Since his appointment in August 2005.


POSITION DESCRIPTIONS

The Company has not formally developed position descriptions for the directors, Chairman of the Board, the Chairman of each standing committee of the Board or the Chief Executive Officer. However, the Board is satisfied that the directors and senior management are fully aware of their responsibilities and those matters that are within their authority.

NOMINATION OF DIRECTORS

The Board has not constituted a separate nominating committee to propose new nominees to the Board or for assessing directors' performance as the directors consider the Company too small to justify a more formal process. The Board as a whole from time to time discusses potential candidates for the Board, taking into account the overall composition, skills and experience of the Board as a whole.

ORIENTATION AND EDUCATION OF DIRECTORS

The Company does not have a formal process of orientation and education for new members of the Board. The independent Board members currently have considerable experience as members of the boards of other public companies. Senior management regularly provides updates to all directors on material developments in the Company's business.

BOARD COMMITTEES

The Board has two standing committees of its directors, namely the Audit Committee and the Compensation Committee. A formal written mandate has been approved by the Board for each such Committee. The Board may at any time constitute and appoint such other Committees and delegate such functions or responsibilities as it sees fit.

         COMPENSATION COMMITTEE

The Compensation Committee members are Messrs. Tookie Angus and David Horton, both of whom are independent directors. The Compensation Committee meets at least twice a year and otherwise as required. The Compensation Committee has responsibility for oversight of the Company's overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the Company's independent directors. The Compensation Committee has engaged the services of an outside compensation consultant in order to carry out its duties and responsibilities.

         THE AUDIT COMMITTEE

The Audit Committee consists of Messrs. Tookie Angus, Chet Idziszek and David Horton all of whom are independent directors. Mr. Horton is Chairman of the Committee. The Audit Committee meets at least quarterly to review the interim financials and to review the year end financials and MD&As. The auditors of the Company report to the Audit Committee.

Among  other  things,   the  Audit  Committee   reviews  the  Company's   annual
consolidated financial statements and interim financial statements and MD&As before the Board approves them.

Due to its size, the Company has no formal internal audit process. The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors the appointment of the auditor and sets the auditor's remuneration. The external auditors report directly to the Company's Audit Committee.

The full charter of the Audit Committee is attached hereto as Schedule "A".

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct (the "Code") and Ethics and a Whistle-Blower Policy and Procedures. A copy of the Code and Policy can be found on the Company website at http://www.imaexploration.com.

The Board has appointed a Compliance Officer who is responsible for monitoring compliance with the Code, investigating and resolving all reported complaints and allegations concerning violations of the Code. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

Where any director has an interest, direct or indirect in a material contract or material transaction relating to the Company, the BUSINESS CORPORATIONS ACT
(British Columbia) requires that the director disclose his or her interest to the Board in advance and thereafter abstain from voting as a director on that matter. The Code adopted by the Board goes further by imposing more stringent disclosure and approval requirements than those imposed under the BUSINESS CORPORATIONS ACT (British Columbia).

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board's exercise of independent judgment. This may include requiring the director to excuse himself or herself from deliberations of the Board or referring that matter for consideration by a committee of independent directors of the Board.

DIRECTOR ASSESSMENTS

The Chairman of the Board has the responsibility for ensuring the effective operation of the Board and its committees and for ensuring the Board's directors are performing effectively.


STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to each of its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Company's four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus exceeds $150,000.

During the Company's last completed financial year ended December 31, 2005, Mr. Joseph Grosso, President and CEO and Mr. Art Lang, CFO were the Company's only Named Executive Officers.

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2005, 2004, and 2003 excluding the value of perquisites or other benefits worth less than $50,000) in respect of the Named Executive Officers:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                        YEAR                             OTHER                       RESTRICTED
------------------      ENDED                            ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND          DECEMBER                           COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION       31       SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)          (#)(1)            (#)         ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Joseph Grosso           2005       102,000      -           -         150,000              -            -            -
President and CEO(2)    2004       102,000      -           -         150,000              -            -            -
                        2003       102,000      -           -         200,000              -            -            -
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Arthur Lang CFO         2005        68,927(3)   -           -         100,000              -            -            -
                        2004        58,671      -           -          50,000              -            -            -
                        2003           Nil      -           -               -              -            -            -
------------------      ----      ------------------------------    ----------------------------    -------    ---------


NOTES:
(1) Represents common share issuable under options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end. The Company does not have any stock appreciation rights ("SARS").
(2) See description under "Management Contracts" regarding July 1, 1999 agreement with Oxbow International Marketing Corp.
(3) During the year ended December 31, 2005, Mr. Lang's total compensation from Grosso Group Management Ltd. (The "Grosso Rroup") was $94,667, of which $68,927 was allocated to the Company as part of the total fees paid to the Grosso Group for the year.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plans ("LTIP"), namely, any plan providing compensation intended to motivate performance over a period longer than one financial year not including option or SAR plans or plans for compensation through restricted shares or units.

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2005 to the Named Executive Officers of the
Company:


------------------------------------------------------------------------------------------------------------------
                                                                                MARKET VALUE OF
                             SECURITIES       % OF TOTAL                          SECURITIES
                           UNDER OPTIONS   OPTIONS GRANTED     EXERCISE OR    UNDERLYING OPTIONS
                              GRANTED        IN FINANCIAL      BASE PRICE      ON DATE OF GRANT
NAME                            (#)            YEAR(1)       ($/SECURITY)(2)     ($/SECURITY)      EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------

Joseph Grosso                  150,000          11.02%             $4.16              $4.16          Mar. 16, 2010
------------------------------------------------------------------------------------------------------------------

Arthur Lang                     75,000           5.51%             $4.16              $4.16          Mar. 16, 2010
                                25,000           1.84%             $2.92              $2.92          Nov. 16, 2010
------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture Exchange.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all stock options exercised during the financial year ended December 31, 2005 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:


-----------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                                      AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                               SECURITIES                                   END(3)          AT FINANCIAL YEAR END
                               ACQUIRED ON       AGGREGATE VALUE             (#)                    ($)(3)
                               EXERCISE(1)         REALIZED(2)          EXERCISABLE/             EXERCISABLE/
NAME                               (#)                 ($)              UNEXERCISABLE            UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------

Joseph Grosso                      Nil                 Nil               547,500/nil             $520,550/NA
-----------------------------------------------------------------------------------------------------------------

Arthur Lang                        Nil                 Nil               150,000/nil              $33,000/NA
-----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Represents the number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of the common shares of the Company on the TSX Venture Exchange.
(3) Value of unexercised in-the-money options were calculated using the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2005 of $3.48 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than the agreement between the Company and Oxbow International Marketing Corp. as described in "Management Contracts", the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officer.

MANAGEMENT CONTRACTS

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, was paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of the Company. Under the terms of this contract, a payment of $461,500 is due in the event that Oxbow's services are terminated without cause, or upon a change of control a payment of three years of consulting fees may become due. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

By agreement dated April 1, 2004, KGE Management Ltd., ("KGE"), a private company owned by Gerald Carlson, Chairman of the Company, was paid $2,000 per month, plus $600 per day if services are rendered for more than three days per month. The agreement expired March 31, 2005 and was renewed for six months with the same terms. During the fiscal year ended December 31, 2005, the Company paid $24,000 to KGE. Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed.

On December 16, 2003 and on November 16, 2004, the Company entered into agreements with Endeavour Financial Ltd. ("Endeavour"). Mr. Angus, a director of the Company, was a shareholder of Endeavour when the agreements were entered into. A monthly fee of US$5,000 was paid under this agreement for a minimum period of one year. On July 4, 2005, the agreement was amended to increase the monthly fee to US$10,000 per month effective June 1, 2005. During the fiscal year ended December 31, 2005, Endeavour was paid $115,088. The agreement includes a provision for a nominee from Endeavour to be nominated to the board of the Company and for additional fees to be paid for certain specified transactions in addition to the monthly fee. Effective December 31, 2005, Mr. Angus retired from Endeavour and the monthly fee was reduced to US$5,000 per month. The agreement was terminated by mutual consent effective February 28, 2006.

On February 14, 2006 and effective January 1, 2006, the Company has entered into an agreement with RSA Holdings Ltd., pursuant to which R.S. (Tookie) Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months.

REPORT ON EXECUTIVE COMPENSATION

         COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board is composed of Messrs. Tookie Angus and David Horton, each of whom is an independent director.

None of the Committee members were or are employees or officers of the Company. None of the executive officers of the Company serves or has served as a member of the compensation or other equivalent committee or board of another issuer in respect of which any of the members of the Compensation Committee was an executive officer.

The following is the report of the Compensation Committee on the Company's executive compensation practices.

         COMPENSATION PHILOSOPHY

The Company's executive compensation program is comprised of two components: base salary and annual incentives. The objectives of the Company's executive compensation strategy include the following:

1.       attracting, rewarding, motivating and retaining key executives;
2. aligning the financial interest of executives and executive compensation with the Company's short term and longer-term strategic, operational and financial objectives and the financial interests of the Company's shareholders; and
3. providing competitive total compensation opportunities on a fair, reasonable and cost-effective basis, while enhancing the Company's ability to fulfil its goals and objectives.

In keeping with these objectives, the Compensation Committee is committed to reviewing and monitoring the competitiveness, adequacy, suitability and form of total compensation of the executive officers of the Company on an annual basis. While the Company's strategy is to competitively recognize and reward management contributions, the importance of business and shareholder interest is also taken into consideration when the Compensation Committee determines executive compensation levels. The Company's policies are designed to deliver competitive base salaries and incentive payments where corporate and individual performance meet specific predetermined objectives.

         SALARY

Base salaries are set according to duties and responsibilities, the degree of special knowledge and skill required to perform the role and a comparison to executives in similar positions of responsibility and scope in other comparable organizations. For all executive officers other than the Chief Executive
Officer, the Compensation Committee, with input from the Chief Executive Officer, makes recommendations to the Board of Directors who make the ultimate determination of each officer's salary. Salaries of other senior management of the Corporation are reviewed annually by the Chief Executive Officer and the Compensation Committee and adjusted appropriately by them based on position, responsibilities and market data. The Committee separately reviews the compensation for the Chief Executive Officer and makes recommendations to the Board.

         ANNUAL INCENTIVES

The Company also provides executive officers and other senior management of the Company with the opportunity to earn annual incentive awards, by way of cash bonuses and stock option grants, based on the achievement of pre-established annual corporate, business and individual performance milestones and other factors. These measures include quantitative factors as well as qualitative factors. Individual performance assessments are determined with respect to specific milestones and factors and by subjective evaluations of performance.

         COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The Chief Executive Officers' compensation is determined by the Compensation Committee and approved by the Board. In determining his compensation, the Compensation Committee carefully assesses the performance of the Chief Executive Officer, considering both financial and non-financial components. His compensation is based on a number of corporate and personal performance goals and with a view to compensation based on individuals of a similar position with comparable organizations. In determining Mr. Grosso's compensation, the
Compensation Committee has consulted an outside consultant in order to obtain market information.

Mr. Grosso's compensation is comprised of base salary and an annual incentive. His bonus and stock option grants are determined by the financial and operations performance of the Company as compared to the corporate objectives set by the Board at the beginning of each year, as well as by Mr. Grosso's achievement of predetermined personal milestones.

SUBMITTED BY THE COMPENSATION COMMITTEE
         R.S. ANGUS
         D. HORTON

DIRECTOR COMPENSATION

The Company does not provide cash compensation to its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Directors are entitled to participate in the Company's Stock Option Plan. The following table sets forth stock options granted by the Company during the financial year ended December 31, 2005 to the directors other than the Named Executive Officers of the Company:


---------------------------------------------------------------------------------------------------
                                                               MARKET VALUE OF
                             SECURITIES                           SECURITIES
                           UNDER OPTIONS      EXERCISE OR     UNDERLYING OPTIONS
                              GRANTED          BASE PRICE      ON DATE OF GRANT
NAME                            (#)          ($/SECURITY)(1)     ($/SECURITY)       EXPIRATION DATE
---------------------------------------------------------------------------------------------------

Gerald Carlson                  20,000           $4.16                $4.16          Mar. 16, 2010
---------------------------------------------------------------------------------------------------
R. S. (Tookie) Angus            30,000           $4.16                $4.16          Mar. 16, 2010
---------------------------------------------------------------------------------------------------
David Horton                    30,000           $4.16                $4.16          Mar. 16, 2010
---------------------------------------------------------------------------------------------------
Leonard Harris                  50,000           $2.92                $2.92          Nov. 16, 2010
---------------------------------------------------------------------------------------------------
Chet Idziszek                   20,000           $4.16                $4.16          Mar. 16, 2010
---------------------------------------------------------------------------------------------------
David Terry                     80,000           $4.16                $4.16          Mar. 16, 2010
                                70,000           $2.92                $2.92          Nov. 16, 2010
---------------------------------------------------------------------------------------------------

NOTES:
(1) The exercise price of stock options was set according to the rules of the TSX Venture Exchange.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2005 by the directors other than the Named Executive Officers, and the financial year end value of unexercised options:

-------------------------------------------------------------------------------------------------------------------
                                                                                            VALUE OF UNEXERCISED IN
                                                                  UNEXERCISED OPTIONS AT     THE MONEY OPTIONS AT
                                                                  FINANCIAL YEAR END(2)       FINANCIAL YEAR END
                             SECURITIES                                    (#)                      ($)(2)
                             ACQUIRED ON      AGGREGATE VALUE
                             EXERCISE(1)        REALIZED(2)            EXERCISABLE/              EXERCISABLE/
         NAME                    (#)                ($)               UNEXERCISABLE              UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------

Directors as a group             Nil                Nil               1,200,000/nil              $1,670,700/NA
who are not Named
Executive Officers
-------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Number of common shares of the company acquired on the exercise of stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the company on the tsx venture on December 31, 2005 at $3.48 Per share, less the exercise price of in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2003 Stock Option Plan which was previously approved by shareholders on June 26, 2003. The Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to provide incentive to such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments. The Plan is administered by the Compensation Committee. The Plan provides that the number of Common Shares issuable under the Plan may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares.

The following table sets forth details of options granted under the Plan during the financial year ended December 31, 2005.

--------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE      FUTURE ISSUANCE UNDER
                                  ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING       EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,         OPTIONS, WARRANTS AND        (EXCLUDING SECURITIES
                                    WARRANTS AND RIGHTS                RIGHTS              REFLECTED IN COLUMN (A))
--------------------------------------------------------------------------------------------------------------------
PLAN CATEGORY                               (A)                          (B)                          (C)
--------------------------------------------------------------------------------------------------------------------

Equity    compensation   plans
approved by securityholders              4,881,000                      $2.54                         306

Equity  compensation plans not
approved by security holders                N/A                          N/A                          N/A
--------------------------------------------------------------------------------------------------------------------

Total                                    4,881,000                      $2.54                         306
--------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

Except as otherwise disclosed herein, no director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of management of the Company, no informed person (including a director, officer or holder of 10% or more of the Common Shares of the Company) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the ratification of the Company's Stock Option Plan.


SHARE PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Company for the last five years as of December 31 of each year with the cumulative total return of the TSX Venture Composite Index. The Common Share trading data is as reported on the TSX Venture Exchange.

           [GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED]

Ommitted graphic is bar chart showing the Company's stock price as compared to the S&P / TSX Composite for the Fiscal years 2000 through 2005. To view visit the Company's website www.imaexploration.com and click on Information Circualr for 2006 AGM.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Issued and Outstanding:               48,948,065 Common shares without par value
Authorized Capital:                   Unlimited Common shares without par value

The Board of directors of the Company has fixed May 5, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and return a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in their name on the list of shareholders.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all of the outstanding shares of the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy are directors and officers of the Company. A SHAREHOLDER MAY APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THEM AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. You may do so by inserting the person's name in the blank space provided in the form of Proxy or by completing another suitable form of proxy.

DEPOSIT OF PROXIES

To be valid, completed proxies must be deposited with Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (facsimile: 416-249-7775) no later than 48 hours (excluding Saturdays, Sundays or holidays) before the time for holding the Meeting. The Chairman of the Meeting may, but is not obliged to, accept proxies deposited after that time.

VOTING BY PROXYHOLDERS

The person named in the proxy in the form enclosed will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions.

IF NO CHOICE IS SPECIFIED IN A PROXY IN THE FORM ENCLOSED AND ONE OF THE PERSONS NAMED THEREIN IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES REPRESENTED BY THAT PROXY WILL BE VOTED IN FAVOUR OF EACH OF THE MATTERS IDENTIFIED THEREIN.

DISCRETIONARY AUTHORITY

Management of the Company is currently not aware of any amendment to or variation in any of the matters identified in the accompanying Notice of Meeting nor of any other matter that may be brought before the Meeting. However, a proxy in the form enclosed confers discretionary authority on the person named as proxyholder with respect to:

     (a) each matter or group of matters identified in the Proxy for which no choice is specified,
     (b)  any amendment to or variation of any matter identified therein, and
     (c)  any other matter that properly comes before the Meeting.

VALIDITY OF PROXIES

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, should be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

VOTING PROCEDURES FOR REGISTERED AND NON-REGISTERED SHAREHOLDERS

A shareholder may vote at the Meeting by attending in person or appointing a proxyholder to attend and vote on their behalf. Only registered shareholders or their duly appointed proxy holders are permitted to attend and vote at the Meeting.

The procedure a shareholder must follow in order to vote in person or by proxy will depend on whether they are a registered or a non-registered shareholder. A registered shareholder is a person whose shares are recorded in their name on the books of the Company. Registered shareholders do not hold their Common Shares through and in the name of a brokerage firm, securities dealer, bank, trust company or their nominee or depository. Registered shareholders may attend and vote in person at the Meeting by registering their attendance with the Scrutineer of the Meeting on the day of the Meeting. A registered shareholder who intends to vote in person need not submit a proxy, although it is recommended that they do so in the event they are unable to attend on the day of the Meeting.

Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names but are instead registered and held by and in the name of the brokerage firm, securities dealer, bank or trust company of their nominees or depositories
("Intermediaries") who holds those shares for their clients. Those Intermediaries cannot vote the shares registered in their name except with the specific voting instructions from their clients, the beneficial holders. In order to facilitate this, the Company is required to arrange the distribution of copies of the Notice of Meeting and Information Circular (collectively, the "Meeting Materials") to non-registered holders. The Company may distribute the Meeting Materials directly to you if you are a "non-objecting beneficial owner" or NOBO and have allowed your Intermediary to give your name and the number of shares held by you to the Company in accordance with applicable securities rules. If not, the Company will distribute the Meeting Materials to your Intermediary who, in turn, is required to forward the Meeting Materials to their clients on whose behalf they hold shares if you have advised that you do not wish to disclose your name to the Company (namely, you are an "objecting beneficial owner" or OBO). In some cases, non-registered shareholders have directed their Intermediary not to send them any such materials.

All non-registered beneficial shareholders who receive Meeting Materials will also receive either a form of proxy or a "voting instruction form" (a VIF).

If you are a NOBO, you should expect to receive and you should properly complete and sign the proxy or VIF that will be sent to you and return it to Computershare Investor Services Ltd., the Corporation's transfer agent, as directed. Computershare will tabulate the results of VIFs delivered to them on behalf of NOBOs and provide that tabulation to the Company. By sending the Meeting Materials and VIF directly to NOBOs, the Company, and not your Intermediary, has assumed responsibility for the delivery of those materials to you and executing your proper voting instructions.

If you are an OBO, you should expect to receive and you should properly complete and sign the proxy or VIF that will be sent to you and return it to the Intermediary or its service agent, as directed. Your Intermediary will, in turn, submit a form of proxy to the Company on your behalf, based on the voting instructions you provide. Every Intermediary has its own procedures for completing and returning these forms in order for the votes of non-registered shareholders to be submitted and recorded at the Meeting. These procedures may allow for voting in different manner, including over the internet or by telephone. Those instructions should be carefully followed. If you have any questions, you should contact your broker, bank or other Intermediary or any service provider identified by them.

The instructions provided along with the VIF or proxy will also specify how non-registered shareholder may complete those documents if the shareholder wishes to attend the Meeting or appoint someone else to attend on their behalf and vote in person at the Meeting and how to revoke or change your vote.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivering it to the registered and records office of the Company at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law. A revocation of a proxy will not affect any matter on which a vote has already been taken prior to the receipt of the revocation.


ADDITIONAL INFORMATION

The Company's comparative financial statements for the financial year ended December 31, 2005, the annual MD & A and the Company's Annual Information Form is available on SEDAR at www.sedar.com or on the Company's website at www.imaexploration.com or may be obtained by written request to Mr. Arthur Lang, the Company's CFO and Corporate Secretary.

OTHER MATTERS

The Directors are not aware of any other matters which will be brought before the Meeting as of the date of mailing of this Information Circular.

APPROVAL OF CIRCULAR

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 9th day of May, 2006.



/s/ JOSEPH GROSSO                                  /s/ ARTHUR LANG
-----------------------                            -----------------------
Chief Executive Officer                            Chief Financial Officer

                                  SCHEDULE "A"

                             AUDIT COMMITTEE CHARTER
                             (AS OF APRIL 21, 2005)

A.       Mandate

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

     - Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
     - Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
     - Monitor the independence and performance of the Company's independent auditors
     - Provide an avenue of communications among the independent auditors, management and the Board of Directors
     - Encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.       Composition and Meetings

Audit Committee members shall meet the requirements of the TSX and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of "audit committee financial expert" (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide). The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

 Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company's financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.       Responsibilities and Duties

ARTICLE I.        REVIEW PROCEDURES

1. Review the Company's annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2. In consultation with management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

3. In consultation with management, review the Company's quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors.

ARTICLE II.       INDEPENDENT AUDITORS

4. The independent auditors are directly accountable to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5. Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor's independence.

7.       Review the independent auditors audit plan and engagement letter.

8.       Discuss the year end results with the Committee before releasing.

9. The Committee shall consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

ARTICLE III.      RESPONSIBILITIES

10. At least on an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11. The Chairman, with the assistance of the entire Committee, shall annually produce a report to shareholders to be included in the Company's information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

12. Oversee the establishment and implementation of the Company's Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF IMA EXPLORATION INC. (THE "COMPANY") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON WEDNESDAY, JUNE 14, 2006 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints JOSEPH GROSSO, the President, Chief Executive Officer and a director of the Company, or failing him, ARTHUR LANG, the CFO, Secretary and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT
NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                               For      Against
1.  To determine the number of directors at eight.             |_|        |_|

2.  To elect as a director:                                    For      Withhold

     (a) Gerald Carlson....................................... |_|        |_|
     (b) Joseph Grosso........................................ |_|        |_|
     (c) Arthur Lang.......................................... |_|        |_|
     (d) Robert Stuart (Tookie) Angus......................... |_|        |_|
     (g) Chet Idziszek........................................ |_|        |_|
     (h) David  Terry......................................... |_|        |_|
     (i) Leonard Harris....................................... |_|        |_|
     (j) David Horton......................................... |_|        |_|

3.  To appoint PricewaterhouseCoopers LLP as auditors fo   r   |_|        |_|
    the Company and to authorize the Audit Committee to fix their remuneration.

                                                               For      Against
4.  To pass an  ordinary  resolution  to ratify, confirm  and  |_|        |_|
    approve the Company's stock option plan.

5.  To transact such other business as may properly come       |_|        |_|
    before the Meeting.

   THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

================================================================================

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.


SIGNATURE: ________________________________  NAME: ________________ DATE: ______
           (PROXY MUST BE SIGNED AND DATED)        (PLEASE PRINT)


If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy. TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA BY MAIL OR BY FAX NO LATER THAN 48 HOURS BEFORE THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE TRUST COMPANY IS 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AND ITS FAX NUMBER IS 1-866-249-7775.
================================================================================

1. IF YOU ARE A REGISTERED SHAREHOLDER AND WISH TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the Meeting.
2. IF THE REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote as the proxyholder may see fit.
3. IF A REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE INDIVIDUALS NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
4. The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.
5. If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Management Proxy Circular.
6. This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a company, by its duly authorized officer or attorney for the company. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.
7. A Proxy to be effective, must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Fax (within North America): 1-866-249-7775 Fax
         (outside       North       America):        416-263-9524,        Email:
         caregistryinfo@computershare.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.




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